1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 22, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1 99.2 99.3	Announcement on 2023/12/21: Announcement on 2023/12/21: Announcement on 2023/12/22:

Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use assets from the Company

Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the change of scope of tenancy of right-of-use assets acquired from the Company

Announcement of the change of accounting firm and CPA effective since the first quarter of 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2023
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use assets from the Company

Date of events: 2023/12/21

Content:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

Asset 1: 2F., No. 5*, Sec. 2, Jinshan S. Rd., Da’an Dist., Taipei City

Asset 2: B2F., No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City

2.
Date of occurrence of the event: 2023/12/21
3.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Asset 1: Transaction volume: 81.07 ping

Unit price: average NT$1,650 per ping per month

Total transaction amount: NT$4,815,576 (including tax)

Right-of-use assets: NT$4,384,174

Asset 2: Transaction volume: 158.81 ping

Unit price: average NT$202.8 per ping per month

Total transaction amount: NT$1,159,200 (including tax)

Right-of-use assets: NT$1,055,366

The sum of transaction amount above: NT$5,974,776 (including tax)

The sum of right-of-use assets above: NT$5,439,540

4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

The reason for choosing the related party as trading counterparty: for the company’s overall business planning and requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A
7.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A
8.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Asset 1: Delivery or payment terms: monthly payment

Lease period: 2024/01/01~2026/12/31

Contractual restrictions and other important appointments: None

Asset 2: Delivery or payment terms: monthly payment

Lease period: 2024/01/01~2026/12/31

Contractual restrictions and other important appointments: None

9.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: bargaining according to market conditions

Decision unit: Board of Directors

10.
Name of the professional appraisal firm or company and its appraisal price: N/A
11.
Name of the professional appraiser: N/A
12.
Practice certificate number of the professional appraiser: N/A
13.
The appraisal report has a limited price, specific price, or special price: N/A
14.
An appraisal report has not yet been obtained: N/A
15.
Reason for an appraisal report not being obtained: N/A
16.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
17.
Name of the CPA firm: N/A
18.
Name of the CPA: N/A
19.
Practice certificate number of the CPA: N/A

20.
Broker and broker's fee: N/A
21.
Concrete purpose or use of the acquisition or disposal: Office premises
22.
Any dissenting opinions of directors to the present transaction: No
23.
Whether the counterparty of the current transaction is a related party: Yes
24.
Date of the board of directors resolution: 2023/12/21
25.
Date of ratification by supervisors or approval by the audit committee: 2023/12/21
26.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes
27.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A
28.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A
29.
Any other matters that need to be specified: None

EXHIBIT 99.2

Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the change of scope of tenancy of right-of-use assets acquired from the Company

Date of events: 2023/12/21

Content:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

No. *, Lingnan Rd., Lingya Dist., Kaohsiung City

2.
Date of occurrence of the event: 2023/12/21
3.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Before change of scope of tenancy:

Area leased: 1F, 12F & 14F, No. *, Lingnan Rd., Lingya Dist., Kaohsiung City

Transaction volume: 542.3 ping

Price per unit: NT$560 per ping per month

Total transaction amount: NT$27,331,920 (including tax)

Right-of-use assets: NT$23,596,633

After change of scope of tenancy:

Area leased: 1F, 12F, No. *, Lingnan Rd., Lingya Dist., Kaohsiung City Transaction volume: 399.8ping

Price per unit: NT$560 per ping per month

Total transaction amount: NT$16,119,936 (including tax)

Right-of-use assets: NT$14,021,224

4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

The reason for choosing the related party as trading counterparty: for the company’s overall business planning and requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A
7.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A
8.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Original lease period: 2022/01/01~2029/12/31

Lease period remained after change of scope of tenancy: 2024/01/01~2029/12/31

Delivery or payment terms: monthly payment

Contractual restrictions and other important appointments: None

9.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: Price negotiation based on the original contract

Decision unit: Board of Directors

10.
Name of the professional appraisal firm or company and its appraisal price: N/A
11.
Name of the professional appraiser: N/A
12.
Practice certificate number of the professional appraiser: N/A
13.
The appraisal report has a limited price, specific price, or special price: N/A
14.
An appraisal report has not yet been obtained: N/A
15.
Reason for an appraisal report not being obtained: N/A
16.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
17.
Name of the CPA firm: N/A
18.
Name of the CPA: N/A
19.
Practice certificate number of the CPA: N/A
20.
Broker and broker's fee: N/A
21.
Concrete purpose or use of the acquisition or disposal: Office premises

22.
Any dissenting opinions of directors to the present transaction: No
23.
Whether the counterparty of the current transaction is a related party: Yes
24.
Date of the board of directors resolution: 2023/12/21
25.
Date of ratification by supervisors or approval by the audit committee: 2023/12/21
26.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes
27.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A
28.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A
29.
Any other matters that need to be specified: None

EXHIBIT 99.3

Announcement of the change of accounting firm and CPA effective since the first quarter of 2024

Date of events: 2023/12/22

Content:

1.
Date of the board of directors resolution (Date of occurrence of the event): 2023/12/22
2.
Name of the original accounting firm: Deloitte & Touche
3.
Name of the original CPA 1: Kao Yih Shin
4.
Name of the original CPA 2: Chiang Mei Yen
5.
Name of the new accounting firm: PricewaterhouseCoopers Taiwan
6.
Name of the new CPA 1: Huang Shih Chun
7.
Name of the new CPA 2: Hsu Chien Yeh
8.
Reason for the replacement: For the enhancement of corporate governance
9.
Specify whether the company or the original CPA decided to terminate or discontinue the appointment:

The company discontinued the appointment of the original accounting firm and CPA in 2024

10.
The date the company notified or was notified by the CPA about the termination: 2023/12/22
11.
Were there adjustments to or suggestions on major internal control improvement matters in financial report that have been filed or are being prepared in the last 2 fiscal years: None
12.
Was there any divergence in opinion between the Company and the original CPA concerning above adjustments or suggestions? (If so, please specify.): N/A
13.
Whether the company consults the new CPA regarding the adjustments and suggestions and probable opinion before official engagement? (If so, please specify.): None
14.
Specify whether the original CPA is authorized to respond to the reasonable inquiries (including diverging opinions on above matters) from the new CPA: Yes
15.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 7 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None